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                                                              Exhibit (a)(5)(A)


Thursday December 20, 2:18 pm Eastern Time
Press Release
SOURCE: Mentor Graphics Corporation

                   MENTOR GRAPHICS GRATIFIED THAT IKOS SYSTEMS
           DETERMINES SUPERIORITY OF MENTOR OFFER OVER SYNOPSYS MERGER

Mentor Disappointed That IKOS Recommends Shareholders Reject Offer Based On Provisions In Existing Synopsys Agreement

         WILSONVILLE, Ore.--(BUSINESS WIRE)--Dec. 20, 2001-- Mentor Graphics Corporation (Nasdaq: MENT) today announced that it was gratified that the Board of Directors of IKOS Systems, Inc. (Nasdaq: IKOS) has determined that Mentor's $11.00 per share all-cash offer to acquire IKOS is bona fide and superior to the value of the proposed merger with Synopsys.

         "We are encouraged that the IKOS Board agrees with us that our offer is superior to its deal with Synopsys," said Walden C. Rhines, Chairman and Chief Executive Officer of Mentor Graphics. "However, we are disappointed that IKOS has recommended that its shareholders reject our offer based on its interpretation of certain provisions of the Synopsys merger agreement. It is unfortunate that IKOS is denying shareholders the ability to promptly receive the superior value of the Mentor Graphics offer. We fully intend to continue our cash tender offer to acquire IKOS."

         As announced on December 7, 2001, Mentor Graphics offered to acquire IKOS Systems for $11.00 in cash per share of IKOS common stock. The offer represents a premium of 37% over the Nasdaq closing price of IKOS stock on December 6, 2001 and a premium of 49.5% over IKOS' closing price on June 29, 2001, the last trading day before IKOS announced its proposed acquisition by Synopsys, Inc. (Nasdaq: SNPS). Furthermore, the offer represents a premium of 87% over the average closing price of IKOS stock for the thirty trading days ended December 6, 2001. In addition, Mentor's offer is subject to fewer conditions than the Synopsys proposal and can be consummated more than seven months earlier than the Synopsys proposal. Mentor's offer is not subject to any financing condition and is scheduled to expire at 12:00 midnight, New York City time on Tuesday, January 8, 2002, unless extended.

ABOUT MENTOR GRAPHICS

         Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,000 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com.

         Mentor Graphics is a registered trademark of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

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Contact:

  Mentor Graphics Corporation
  Ryerson Schwark
  503/685-1660
  or
  Abernathy MacGregor Group
  Chuck Burgess
  Jason Thompson
  212/371-5999